REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Sykes Financial Services, LLC
213 N. Market Street
Suite 202
Washington, NC 27889

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions   in which (1) Sykes Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sykes Financial Services, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Sykes Financial Services, LLC stated that Sykes Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sykes Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sykes Financial Services, LLC compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Sykes Financial Services LLC

Member FINRA

William R. Sykes
President

213 N Market St, Ste 202
Washington, NC 27889
U.S.A.

Tel: (570) 839-7776
Fax: (908) 509-0714
wrsykes@suddenlink.net

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2015

Dear Mr. Richardson,

Please be advised that Sykes Financial Services, LLC has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2015 through December 31, 2015. Sykes Financial Services, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (distribution of shares of registered open end investment companies or unit investments trusts and/or sale of variable annuities). Sykes Financial Services, LLC's past business has been of similar nature and has complied to this exemption since its inception, September 27, 2004.

William R. Sykes, the president of Sykes Financial Services, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

William R Sykes has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Sykes Financial Services, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (570) 839-7776.

Very truly yours,

Sykes Financial Services, LLC

Wm R. Sykes

William R. Sykes
President

See accountant's audit report
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